UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Chordiant Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

170404305

(CUSIP Number)

Shawn Hoyt

General Counsel and Secretary

Pegasystems Inc.

101 Main Street

Cambridge, MA 02142

(617) 374-9600

With a copy to:

Jeffrey D. Saper

Lawrence M. Chu

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Rd.

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Pegasystems Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,000*
	8.	Shared voting power 0
	9.	Sole dispositive power 1,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) CO

*	All shares reported as beneficially owned by Pegasystems Inc. on this Statement of Beneficial Ownership on Schedule 13D are held by Maple Leaf Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Pegasystems Inc.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Chordiant Software, Inc., a Delaware corporation (the “Company”), having its principal executive offices located at 20400 Stevens Creek Boulevard, Suite 400, Cupertino, California 95014.

Item 2.	Identity and Background

This Schedule 13D is being filed by Pegasystems Inc., a Massachusetts corporation (“Pegasystems”). The address of the principal executive office of Pegasystems is 101 Main Street, Cambridge, Massachusetts 02142.

Pegasystems develops, markets, licenses, and supports software to automate complex, changing business processes. Pegasystem’s software enables organizations to build, deploy, and change enterprise applications easily and quickly by directly capturing business objectives, automating programming, and automating work, and its customers use such software and services to improve their customer service, manage new business, and facilitate case management.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of Pegasystems, in each case of the date hereof, is set forth on Schedule I attached hereto.

During the past five years, neither Pegasystems nor, to the best of Pegasystems’ knowledge, any director or executive officer of Pegasystems, has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pegasystems’ acquisition of the Company pursuant to the Offer and the Merger (each, as defined in Item 4) was valued at approximately $156.8 million. Pegasystems is funding the acquisition through its existing cash balances.

Item 4.	Purpose of Transaction

The purpose of the Offer, the Merger and the Merger Agreement (each as defined below) is to enable Pegasystems to acquire control of the Company and to acquire all of the outstanding shares of Common Stock.

On March 14, 2010, Pegasystems, Maple Leaf Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Pegasystems (“Purchaser”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). In accordance with the Merger Agreement, on March 24, 2010, Purchaser commenced a cash tender offer (the “Offer”) to purchase all outstanding shares of Common Stock (the “Shares”) at a price of $5.00 per Share (the “Offer Price”), net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2010 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(1) of the Tender Offer Statement on Schedule TO filed by Pegasystems and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 24, 2010 (as supplemented or amended from time to time, the “Schedule TO”), and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(1)(ii) of the Schedule TO.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Tender Offer – 6. Price Range of the Shares; Dividends on the Shares,” “The Tender Offer – 7. Effect of Offer on Listing, Market for Shares and SEC Registration,” “The Tender Offer – 11. Background of Offer; Past Contacts or Negotiations with the Company,” “The Tender Offer – 12. Purpose of the Offer; The Merger; Plans for the Company,” and “The Tender Offer – 13. The Transaction Documents” is incorporated herein by reference.

The Offer expired at 12:00 Midnight (one minute after 11:59 p.m.), New York City time, on Tuesday, April 20, 2010. Based upon information provided by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, 24,998,423 Shares were validly tendered and not withdrawn prior to the expiration of the Offer (including 1,110,825 Shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 81.8% of the outstanding Shares. On April 21, 2010, Purchaser accepted for payment all validly tendered and not withdrawn Shares and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law. In order to complete the Merger (as defined below) as a “short form” merger under Delaware law, on April 21, 2010, Purchaser exercised its “top-up” option pursuant to the Merger Agreement (the “Top-Up Option”), which permitted Purchaser to purchase additional Shares directly from the Company for an amount per Share equal to the Offer Price. Pursuant to the Top-Up Option, Purchaser purchased an additional 43,435,562 Shares.

Following Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares, on April 21, 2010, pursuant to the terms of the Merger Agreement and the issuance of the Shares to Purchaser pursuant to the exercise of the Top-Up Option, Purchaser merged with and into the Company (the “Merger”) in accordance with the provisions of Delaware law that authorize the completion of the Merger without a vote or meeting of the stockholders of the Company. The Company was the surviving corporation in the Merger, and, as a result of the Merger, has become a wholly-owned subsidiary of Pegasystems. As a result of the Merger, Pegasystems beneficially owns 1,000 shares of common stock, par value $0.01, of the Company as the surviving corporation of the Merger, representing 100% of the outstanding shares.

As a result of the Merger, the registration of the Shares under the Securities Exchange Act of 1934, as amended, was terminated and, on April 21, 2010, the Shares ceased to be traded on the NASDAQ Global Market. In the Merger, each Share (other than (a) Shares owned by Pegasystems, Purchaser or any other wholly-owned subsidiary of Pegasystems, (b) Shares owned by the Company or any wholly-owned subsidiary of the Company, in each case immediately prior to the effective time of the Merger (whether pursuant to the Offer or otherwise), and (c) Shares owned by stockholders who have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares pursuant to the Delaware law) was cancelled and converted into the right to receive the Offer Price, less any required withholding taxes.

The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement itself, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the Merger, the directors of Purchaser immediately prior to the effective time of the Merger became the directors of the Company and the officers of the Company immediately prior to the effective time of the Merger remained the officers of the Company.

Other than as described in this Schedule 13D, Pegasystems currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the purchase of the Shares pursuant to the Offer, immediately following the acceptance of the Shares Purchaser beneficially owned 24,998,423 Shares, representing approximately 81.8% of the Shares. In order to complete the Merger as a “short form” merger under Delaware law, on April 21, 2010, Purchaser exercised the Top-Up Option, and accordingly, the Company issued 43,435,562 Shares at a price per share of $5.00, which resulted in an aggregate purchase price for such Shares of $217,177,810.00 (the “Purchase Price”). Purchaser paid the Purchase Price for such Shares by delivery of a promissory note to the Company.

Following Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares, on April 21, 2010 pursuant to the terms of the Merger Agreement and the issuance of the Shares to Purchaser pursuant to the Top-Up Option, Purchaser merged with and into the Company and each share of common stock, par value $0.01 per share, of Purchaser that was issued and outstanding immediately prior to the Merger was converted into one share of Common Stock, par value $0.01, of the Company, as the surviving corporation. As a result of the Merger, Pegasystems beneficially owns 1,000 shares of common stock, par value $0.01, of the Company as the surviving corporation of the Merger, representing 100% of the outstanding shares.

Pegasystems has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of the Shares beneficially owned.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) To the knowledge of Pegasystems, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Chordiant reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Chordiant

As an inducement for Pegasystems to enter into the Merger Agreement, on March 14, 2010, all of the directors and executive officers of the Company entered into tender and voting agreements (the “Tender and Voting Agreements”) with Purchaser and Pegasystems. Pursuant to the Tender and Voting Agreements, each such person agreed, among other things, to tender all of such person’s Shares (beneficially owned or acquired prior to any termination of such Tender and Voting Agreement) in the Offer and, if necessary, vote such Shares in favor of the adoption of the Merger Agreement and against any alternative transaction or any action that would reasonably be expected to result in the failure of any condition of the Offer to be satisfied. Concurrently with executing the Tender and Voting Agreements, each of the directors and executive officers delivered an irrevocable proxy authorizing representatives of Pegasystems to vote such person’s Shares as described above. To the knowledge of Pegasystems, all of such directors and executive officers of Chordiant tendered their Shares in the Offer and Pegasystems and Purchaser accepted all such Shares for payment. The form of the Tender and Voting Agreement is attached to this filing as Exhibit 99.2, and any references to or descriptions of the Tender and Voting Agreements are qualified in their entirety by reference to the form of the Tender and Voting Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Except as described in Items 4 through 5 of this Schedule 13D, which are hereby incorporated by reference herein, and, except for the Tender and Voting Agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Pegasystems and any other person with respect to any securities of Chordiant, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit	Title

99.1	Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and Chordiant Software, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 14, 2010).

99.2	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 14, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2010	PEGASYSTEMS INC.

	By:	/S/ SHAWN HOYT
Shawn Hoyt
General Counsel and Secretary

SCHEDULE I

PEGASYSTEMS INC.

DIRECTORS AND EXECUTIVE OFFICERS

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Pegasystems are set forth below as of March 24, 2010. The business address of each director and executive officer is Pegasystems Inc., 101 Main Street, Cambridge, MA 02142. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Pegasystems.

None of the directors and executive officers of Pegasystems listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors:
Craig Conway	55	Mr. Conway has been a Director since March 2009. From April 1999 to October 2004, Mr. Conway served as President and Chief Executive Officer of PeopleSoft, Inc., an enterprise application software company. Mr. Conway also served as President and Chief Executive Officer of One Touch Systems, Inc., from November 1996 to February 1999 and TGV Software, Inc., from September 1993 to March 1996. Prior to that Mr. Conway held executive management positions at a variety of leading technology companies including Executive Vice President at Oracle Corporation. Mr. Conway also serves as a director of Unisys Corporation, Kazeon Systems, Inc., Advanced Micro Devices, Inc., eMeter, Inc., and Salesforce.com, Inc. Mr. Conway received a B.S. from the State University of New York at Brockport.

Peter Gyenes	64	Mr. Gyenes has been a Director of Pegasystems since March 2009. Mr. Gyenes has four decades of experience in global technical, sales, marketing, and general management positions within the software and computer systems industries. He is currently the non-executive chairman of Sophos plc, a global security software company. He is an active investor and board member focusing on technology market opportunities. Mr. Gyenes also serves on the board of Lawson Software, Inc., a global provider of enterprise software solutions, Netezza Corporation, a provider of data warehouse appliances, VistaPrint Limited, a global e-commerce provider of marketing services to small businesses, as well as a number of privately held technology companies, and is a trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes served on the board of Bladelogic, Inc., (until 2008), webMethods, Inc., (until 2007) and Applix, Inc., (until 2007). He served as Chairman and CEO of Ascential Software, as well as of its predecessor companies VMark Software, Ardent Software and Informix, and led its growth into the data integration market leader, from 1996 until it was acquired by IBM in 2005. Previously, Mr. Gyenes served as President and CEO of Racal InterLan, Inc., and in executive positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. Earlier in his career, he held sales and technical positions at Xerox Data Systems and IBM. He is a graduate of Columbia University where he received both his B.A. in mathematics and his M.B.A. degree. Mr. Gyenes was awarded the 2005 New England Region Ernst & Young Entrepereneur of the Year award in Software.

Richard H. Jones	58	Mr. Jones joined Pegasystems in October 1999, serving as President and Chief Operating Officer until September 2002. Mr. Jones was a part-time employee of Pegasystems from July 2002 to July 2007. He was elected a Director of Pegasystems in November 2000, and became Vice Chairman in September 2002. From 1995 to 1997, he served as a Chief Asset Management Executive and member of the Operating Committee at Barnett Banks, Inc., which at the time was among the nation’s 25 largest banks. He served as Chief Executive Officer of Fleet Investment Services, a brokerage and wealth management organization from 1991 to 1995. His prior experience also includes serving as Executive Vice President with Fidelity Investments, an international provider of financial services and investment resources, and as a principal with the consulting firm of Booz, Allen & Hamilton. Mr. Jones holds an undergraduate degree from Duke University, with majors in both economics and management science. He also holds an M.B.A. degree from the Wharton School of the University of Pennsylvania. Since June 1995, Mr. Jones has served as Chairman of Jones Boys Ventures, a retailer. Mr. Jones is also currently a Trustee of Episcopal High School in Jacksonville, Florida.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Steven F. Kaplan	54	Mr. Kaplan has been a Director of Pegasystems since August 1999. In December 2000, he was elected a member of our Audit Committee, and in April 2004, he was elected a member of our Nominating Committee. Mr. Kaplan has served as a general partner of Riverside Partners, LLC, a private equity firm, since October 2006. He has been President of Kaplan Advisors LLC, a financial and strategy consulting firm, since January 2004. He was a Managing Director of The Audax Group, a private equity and venture capital firm, from January 2000 until December 2003. From 1998 to 2000, Mr. Kaplan was affiliated with Texas Pacific Group, a private equity firm, and he served as President, Chief Operating Officer and Chief Financial Officer of Favorite Brands International Holding Corp., a confectionery company controlled by Texas Pacific Group. From 1996 to 1997, Mr. Kaplan was Executive Vice President and Chief Financial Officer of the Coleman Company, Inc., an international manufacturer of camping, outdoor recreation and hardware equipment. Mr. Kaplan holds an M.S. in Management, a B.S. in Electrical Engineering and, Computer Science and a B.S. in Management Science from the Massachusetts Institute of Technology.

James P. O’Halloran	78	Mr. O’Halloran has been a Director of Pegasystems since 1999. In November of 2004, he was elected a member of our Audit and Nominating Committees, and in April 2005, he was elected a member of our Compensation Committee. From June 1999 to August 2001, he was the Senior Vice President, Chief Financial Officer, Treasurer, and Secretary of Pegasystems. From 1991 to 1999 he served as President of G & J Associates, Ltd., a financial consulting firm. From 1956 to 1990, he was with the international accounting firm of Arthur Andersen LLP, serving as an audit partner from 1967 to his retirement in 1990. From August 2002 to February 2004, Mr. O’Halloran served as President and Chief Operating Officer of FabTech Industries of Brevard, Inc., a certified supplier of precision components for the aerospace, defense, medical, fuel cell and high tech industries. From 2004 to 2009, he served as a director of Omtool, Ltd., a software firm focusing on electronic business document exchange systems.

Alan Trefler*	54	Mr. Trefler a founder of Pegasystems, has served as Chief Executive Officer and Chairman of the Board of Directors since Pegasystems was organized in 1983. Prior to 1983, he managed an electronic funds transfer product for TMI Systems Corporation, a software and services company. Mr. Trefler holds a B.A. degree in economics and computer science from Dartmouth College.

William W. Wyman	71	Mr. Wyman has been a Director of Pegasystems since June 2000. In December 2000, he was elected a member of our Audit Committee. In April 2004 he was elected a member of our Nominating Committee, and in June 2006 he was elected a member of our Compensation Committee. In 2001, Mr. Wyman served as the Chief Executive Officer of Predictive Systems, Inc., which was a systems consulting and installation company. In 1984, Mr. Wyman co-founded Oliver Wyman and Company, a management consulting firm serving large financial institutions. He served as Managing Partner until 1995, when he became a counselor to chief executives of several companies, and a director for a number of companies in the technology and financial sectors. Mr. Wyman serves as a Director of Datascope Corp., a public company that manufactures medical devices, Dice Holdings Inc. a company that operates an online job board, Castle Harlan, a private equity firm, Sprout Group, a private equity firm and Allston Holding LLC, a private proprietary trading firm. Prior to 1984, Mr. Wyman was a senior partner at Booz, Allen & Hamilton, where he served as President of the Management Consulting Group and head of the Financial Industries Practice. Mr. Wyman holds a degree in economics with honors from Colgate University and an M.B.A. degree from the Harvard Business School.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Executive Officers:
Craig Dynes	55	Mr. Dynes joined Pegasystems in September 2006 as Chief Financial Officer and Senior Vice President. Mr. Dynes also served as the Company’s principal accounting officer from November 2007 until May 2008. From 2004 to 2006, Mr. Dynes served as Chief Financial Officer at Demandware, a venture-backed enterprise software firm. From 2003 to 2004, Mr. Dynes served as President and CEO of Narad Networks, a manufacturer of equipment for the cable television industry. From 1997 to 2002, Mr. Dynes served as Chief Financial Officer of SilverStream Software, Inc., an application development software company. Prior to SilverStream, Mr. Dynes held senior financial positions at Sybase Inc. and Powersoft Corp. Mr. Dynes is a graduate of the Richard Ivey School of Business Administration, the University of Western Ontario and is a Canadian Chartered Accountant.

Efstathios Kouninis	48	Mr. Kouninis joined Pegasystems in April 2008 as Vice President of Finance. In May 2008, the Board of Directors appointed Mr. Kouninis as the Company’s Chief Accounting Officer. From February 2006 to April 2008, Mr. Kouninis served as Chief Financial Officer and Treasurer of Tasker Products Corporation, a publicly traded manufacturer of antimicrobial chemicals. From November 2004 to February 2006, Mr. Kouninis served on the Staff of the Division of Corporation Finance of the U. S. Securities and Exchange Commission. Mr. Kouninis holds a Post Baccalaureate in Accounting, a M.S. in taxation from Bentley College, and a B.S. from the University of Massachusetts.

Douglas Kra	47	Mr. Kra joined Pegasystems in November 2004 as Vice President of Global Services. From 2002 to 2004, Mr. Kra served as Vice President at eLoyalty Corp., a consulting company specializing in customer relationship management. From 2000 to 2001, Mr. Kra served as President of Zefer Corp., an internet consulting firm. Prior to Zefer, Mr. Kra spent ten years at Cambridge Technology Partners Inc. in a variety of senior roles. He holds a B.A. in Computer Science from Brandeis University and an M.B.A. in finance from the New York University Stern School of Business.

Michael Pyle	55	Mr. Pyle joined Pegasystems in 1985 and has served as Senior Vice President of Product Development since August 2000. Including his positions with Pegasystems, Mr. Pyle’s professional background encompasses almost thirty years of software development and managerial experience throughout Europe and the U.S. Mr. Pyle completed his B.C.S. specializing in Computer Science and Systems Programming at the Civil Service College in London.

Alan Trefler*	54	See above.

Leon Trefler	49	Mr. Trefler joined Pegasystems in April 1998 as an Account Executive for Strategic Business Development. Since then he has held various senior sales management positions across the Company and in Channel Sales. In 2002, he launched the commercialization of PRPC. From April 2007 to January 2010, Mr. Trefler served as Vice President of Sales, North America and in January 2010, Mr. Trefler was promoted to Senior Vice President of Sales. Mr. Trefler holds a B.A. degree from Dartmouth College.

EXHIBIT INDEX

Exhibit	Title

99.1	Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and Chordiant Software, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 14, 2010).

99.2	Form of Tender and Voting Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 14, 2010).